

July 2, 2025

John Lipman
Chief Executive Officer
Roth CH Holdings, Inc.
2340 Collins Avenue, Suite 402
Miami, FL 33141

> **Re: Roth CH Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 4, 2025**
> **File No. 333-287287**

Dear John Lipman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4/A filed June 04, 2025

Cover Page

1. We note your disclosure that you may be a controlled foreign company. Please clarify your disclosure to state, if true, that upon the completion of the proposed merger, the combined company will be a "controlled company" under the Nasdaq listing rules. To the extent necessary, please also add a risk factor discussing the risks to shareholders related to owning shares in a controlled company.

Prospectus Summary, page 24

2. Please provide a brief description in the prospectus summary of the material terms of material financing transactions that have occurred or will occur in connection with the

consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions, and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K.

3.   Please revise the prospectus summary to include**,** in tabular format, the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table,   the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.

Background of the Business Combination, page 122

4.   We note that the Roth CH Holdings trust account was liquidated and the company delisted from NASDAQ. Please revise here and elsewhere as appropriate to discuss the business purpose and reasons for the merger between Sharon AI and Roth CH Holdings. In that regard, we note that there are no funds available in the trust account for use by Sharon AI in effectuating its business plan, and the transaction appears to contemplate substantial dilution to existing shareholders. Finally, revise your risk factors to discuss any regulatory restrictions on the combined entity due to the merger with a blank-check company.

Roth CH Board of Directors' Reasons for the Approval of the Business Combination, page 125

5.   Please revise to clarify whether the board obtained any projected financial metrics, or a fairness opinion from a financial advisor. To the extent such information or opinion was reviewed by the board, please include a discussion of those projections, and the opinion. To the extent they were not available to the board, please provide a discussion regarding any potential limitations in evaluating the business and revise your risk factors as appropriate.

The Business Combination Agreement , page 127

6.   We note that you are focused on the "Artificial intelligence field of technology." Please expand your business operations disclosure to provide a materially complete discussion regarding your artificial intelligence and high performance computing, machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence use and whether you utilize third- party artificial intelligence products.

Unaudited Pro Forma Combined Financial Information
Unaudited Pro Forma Combined Balance Sheet, page 177

7.   We note that you believe the Business Combination is not within the scope of ASC 805 because neither Domestication Sub or Roth meet the definition of a business in accordance with ASC 805. We further note from adjustments 2(g) and 3(a) that you

are accounting for the Business Combination in accordance with ASC 718 with an expense reflected for the difference between the fair value of the SharonAI Ordinary Shares issued to Roth shareholders as compared to the fair value of Roth's net liabilities. Tell us why you believe the transactions should be accounted for in accordance with ASC 718 with compensation expense recognized for the service of a stock exchange listing. Clarify why fair value of SharonAI shares issued in exchange for Roth shares is included in these adjustments. Please cite the authoritative literature that supports your presentation. Describe your consideration of accounting for the reverse recapitalization as a capital transaction for the net monetary assets of Roth and Domestication Sub. In addition, since there is a negative net monetary assets it would appear that the transaction would result in a reduction of equity. Further, given that the legal acquirer had a negative equity position, we believe that the amount of the difference between the par value of securities owned by the shareholders of the shell company and the net liability acquired should be charged to retained earnings rather than additional paid- capital. That is, except for the Roth cash transaction costs it appears the transaction should only impact equity. Please advise or revise.

Unaudited Pro Forma Combined Statement of Operations, page 178

8. Please explain why you have not included any transaction accounting adjustments for the three months ended March 31, 2025.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SharonAI, page 222

9. Please tell us whether you performed interim and annual impairment tests for goodwill and intangible assets and if so, revise your disclosures to include critical accounting policies that discuss the results of the impairment analyses. Also, given the materiality of your goodwill balance and to provide investors with useful and meaningful information necessary to understand how you determined whether an impairment charge is necessary as well as the probability of future goodwill impairment, please revise to provide the following disclosures:

    • the date that you perform your annual goodwill impairment test each year;
    • a discussion of how goodwill and intangible assets are tested, including whether you performed a qualitative and/or quantitative test;
    • the specific factors and critical assumptions used to estimate the fair value of the reporting unit(s) and the degree of uncertainty associated with your key assumptions;
    • potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions and;
    • the percentage by which the estimated fair value of your reporting unit(s) exceed the carrying value and whether goodwill is at risk of impairment.

SharonAI Consolidated Financial Statements
Consolidated Statements of Changes in Stockholders' Equity, page F-88

10.   Please provide an itemized chronological schedule covering all SharonAI equity instruments issued since the beginning of fiscal 2024 through the date of your response. Please provide the following information separately for each equity issuance:

- the date of the transaction;
- the identity of the recipient, indicating if the recipient was a related party;
- nature and terms of the transactions;
- the number of shares issued;
- per share amount paid;
- management's fair market value per share estimate and how the estimate was made and;
- an explanation of how the fair value of the preferred stock and common stock relate.

Please reconcile each share issuance in your response to your Consolidated Statements of Changes in Stockholders' Equity and cross reference such amounts to the disclosures throughout your filing.

Notes to the Consolidated Financial Statements
Note 4. Acquisitions, page F-95

11.   We note from your disclosures that the DSS Acquisition completed by SharonAI was accounted for using the acquisition method of accounting for business combinations under the provisions in ASC 805 and the excess of the purchase price over the identifiable intangible and net tangible assets is allocated to goodwill. Please provide us with a detailed analysis that supports your accounting acquirer conclusion and an evaluation of all the factors you considered in the identification of the accounting acquirer. We refer you to ASC 805-10-55-11 through 55-15. As part of your response, tell us your consideration of whether the DSS Acquisition represents a common control transaction that is outside the scope of business combination guidance and as such, the net assets of DSS should be recognized at carryover basis. Specifically, address how you considered the guidance in ASC 805-10-15-4(c) and ASC 805-50-15-6.

General

12.   Please provide a tabular disclosure of the terms of any agreement, arrangement or understanding regarding restrictions on transfers by the SPAC sponsor and its affiliates. Refer to Item 1603 of Regulation S-K.

13.   Please provide tabular disclosure in the prospectus of the difference between the price of securities issued in the SPAC's IPO and its net tangible book value per share. Refer to Item 1602 of Regulation S-K.

14.   Please revise to include a dilution table complying with the requirements outlined in Item 1604(c) of Regulation S-K.

15.   Please revise throughout to comply with each of the applicable components of Subpart 1600 of Regulation S-K, or tell us why it is not required.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alexandria Kane